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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Kiska Announces Management Change

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

Vancouver, BC – October 31, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the Board of Directors appointed Mr. David Caulfield to the role of Acting President and Chief Executive Officer and Director of the Company.  This appointment follows Jason Weber’s resignation as President, Chief Executive Officer and Director of the Company.  The management and Board plan to initiate a search for a new President and CEO.

David most recently held the position of Vice President, Business Development with the Company and previously held the position of President and CEO of Rimfire Minerals Corporation from inception to 2007.  David is actively involved in the mining industry acting as a Director of Geoscience BC, a not-for-profit applied geoscience organization, Past-Chair of the Vancouver Mining Exploration Group (M.E.G.) and is a Past-President AMEBC.

The Company also announces that Geoffrey Chater has resigned as Chairman and Director of the Company.  Jack Miller has been elected Chairman of the Board.

Mr. Miller holds a B.A.Sc., and M.A.Sc. in Geological Engineering and is a registered professional engineer.  Mr. Miller's experience in the resource industry dates back to 1979.  He has had various site operating and head office leadership roles in multiple base metals and precious metals operating companies.  In these roles, Mr. Miller has been responsible for the entire mine development cycle; starting from exploration, through development and finally to operations.  His most recent role, before retirement in 2010, was Chief Operating Officer for QuadraFNX Mining Ltd.

The Board of Directors and Management wishes to thank Mr. Weber and Mr. Chater for their services and more importantly, their contributions to the Company and wish them the very best in their future endeavours.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia.  Kiska has recently signed an option agreement with Teck Resources Limited to advance the Kliyul gold-copper porphyry in north central British Columbia.  One of the more advanced assets is the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential that contains a 2.25 M oz gold-equivalent indicated resource.  Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "David Caulfield"

 David Caulfield, P.Geo.

Acting President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov